# Facsimile Cover Sheet

# Studsvik®

82-5772

03032885

SUPPL

03 OCT 28 AM 7:21

To: Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

Date: Tue 28 Oct 2003 07:02:09 AM EST

Headline: Studsvik AB (publ) - Interim Report, January - September 2003





dlw 10/29

**Studsvik®**



October 28, 2003

## Studsvik AB (publ) – Interim Report, January – September 2003

- **Net sales for the Group amounted to SEK 832.3 million (743.2).**
- **Profit before tax improved and amounted to SEK 46.1 million (-13.0), of which SEK 25.8 million (10.3) during the third quarter.**
- **Profit after tax amounted to SEK 30.5 million (-25.9), of which SEK 22.2 million (6.9) during the third quarter.**
- **Earnings per share after tax amounted to SEK 3.76 (-3.19), of which SEK 2.73 (0.86) was attributable to the third quarter.**

### Net Sales

During the third quarter, net sales amounted to SEK 304.1 million (250.5), and for the period of January to September, to SEK 832.3 million (743.2). Foreign exchange effects, excluding the effects of hedging, had a negative impact of SEK 36,4 million on net sales, compared with the corresponding period of 2002.

Sales abroad increased and amounted to 70 (68) per cent of net sales. The increase is mainly attributable to the business in Erwin and IFM, Industrie-anlagen Fritz & Max, which was acquired on April 1, 2003.

### Profit

Operating profit for the third quarter amounted to SEK 28.3 million (8.2), and for the period of January to September, to SEK 52.5 million (-13.6). Foreign exchange effects on the translation of the accounts of foreign subsidiaries had a negative impact on operating profit of SEK 1.6 million, compared with the corresponding period of 2002.

Profit before tax for the third quarter amounted to SEK 25.8 million (10.3), and for the period of January to September, to SEK 46.1 million (-13.0).

### Business Segments

The Group is organized into four strategic business units (SBU): Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine. This is the main basis of business segmentation.

**Nuclear Technology**

Net sales for the SBU in the third quarter amounted to SEK 58.1 million (59.1), and for the period of January to September, to SEK 217.3 million (242.9). Operating profit for the third quarter amounted to SEK 4.9 million (-2.8) and to SEK 13.1 million (10.3) for the period of January to September. The USD is the dominant foreign currency within the SBU. However, the declining USD exchange rate has had a marginal impact on profit since, in addition to deliveries made, provisions for the future management of spent nuclear fuel for the R2 reactor are estimated in USD.

The trend of a somewhat increased demand for reactor and laboratory services remains. The plan of action to increase the quality and efficiency of the business is progressing according to plan. However, it has not yet had a significant positive impact on net sales and profit.

**Waste & Decommissioning**

Net sales for the SBU in the third quarter amounted to SEK 76.0 million (74.7), and for the period of January to September, to SEK 219.4 million (205.2). Operating profit for the third quarter amounted to SEK 10.2 million (12.8), and for the period of January to September, to SEK 31.4 million (-4.5). Foreign exchange effects excluding the effects of hedging had an impact on net sales and operating profit for the period of January to September amounting to SEK -29.9 million and SEK -1.8 million respectively, compared to the corresponding period last year.

The utilization of the Group's waste management facilities has been satisfactory. Production in the Erwin facility increased by about 30 per cent during the first three quarters of the year, compared with the corresponding period the previous year. Both the Swedish and the US business contributed to the improvement in profit for the SBU. The outlook for THOR Treatment Technologies LLC, which focuses on the federal nuclear waste market in the USA, continues to be positive and the number of quotations increased during the third quarter.

**Industrial Services**

During the third quarter, net sales for the SBU amounted to SEK 170.4 million (119.1), and for the period of January to September, to SEK 407.7 million (316.0). Operating profit for the third quarter amounted to SEK 23.3 million (6.9), and for the period of January to September, to SEK 38.4 million (12.5). The SBU's main foreign currency exposure comes from the EUR. The rate of change has been stable and foreign exchange effects on net sales and operating profit are marginal.

All parts of the SBU reported growth and improved profitability. The shares held in MSI, Marieholm Stensand Industrirengöring AB, which was 50-per

cent owned by Studsvik, was sold on July 1 to Skanska Miab. Capital gains, about SEK 6 million, are included in operating profit.

## Nuclear Medicine

Net sales for the SBU during the third quarter amounted to SEK 5.0 million (3.8), and for the period of January to September, to SEK 17.7 million (14.4). Operating profit for the third quarter amounted to SEK -3.1 million (-3.2), and for the period of January to September, to SEK -8.2 million (-8.1).

Minor deliveries made during the summer of the isotope Iodine-125, combined with the declining USD rate had a negative impact on net sales and profit. The foreign exchange effects on operating profit are estimated at SEK -1.3 million. In BNCT, preparations were under way for the next clinical trial phase protocol, which consists of a randomized 3-phase study. For this reason, no therapy was administered to patients during the third quarter.

## Investments

Investments for the Group during the third quarter amounted to SEK 18.6 million (19.8), and for the period of January to September, to SEK 97.6 million (39.9). Investments for the third quarter include R2 fuel for SEK 15.2 million and re-investments for SEK 3.4 million.

## Financial Position and Liquidity

Liquid assets amounted to SEK 224.3 million (82.9) at September 30. During the period, forward contracts in the parent company were converted. The forward contracts, totaling USD 31.1 million, are used to hedge a group loan. The conversion released SEK 64.7 million in liquid assets, although this did not have any impact on profit in the Group.

Equity amounted to SEK 533.1 million (467.9) and the equity-assets ratio to 44.3 (43.9) per cent. The conversion of the forward contracts in the parent company had a positive impact of SEK 64.7 million on consolidated equity. The effect arises through the decrease in the difference between the closing day rate, after which the liabilities of the subsidiary are translated, and the forward contract rate, after which the parent company claim is translated.

Interest-bearing liabilities amounted to SEK 224.1 million (203.1). Borrowing is conducted entirely in foreign currencies and mainly concerns the investment in the USA as well as the acquisition of SINA and IFM and corresponds to assets in the same currency. Interest-bearing liabilities decreased by SEK 25 million due to foreign exchange effects.

## Cash Flow

Cash flow from operating activities before working capital changes improved and amounted for the period of January to September to SEK 118.8 million

(38.5). The change in working capital for the period of January to September amounted to SEK -44.6 million (-63.7). A plan of action, focusing on reducing tied-up working capital is underway in all group companies. The cash flow generated from operations after investments was SEK -23.4 million (-65.1).

## Personnel

The average number of employees amounted to 1,342 (1,154). The increase is mainly attributable to the SBU Industrial Services.

## Parent Company

The operations of the parent company comprise co-ordinating activities for the Group and the assets mainly consist of shares in subsidiaries. Net sales for the parent company amounted during the third quarter to SEK 0.1 million (2.8), and during the period of January to September to SEK 2.8 million (8.4). Operating profit for the third quarter amounted to SEK -4.5 million (-5.3), and for the period of January to September, to SEK -19.9 million (-23.8). The decrease in net sales is attributable to the transfer of an internal group service operation to Studsvik Partner AB from April 1. During the third quarter, parent company investments amounted to SEK 0 million (0.1). Liquid assets amounted to SEK 159.7 million (36.6) and interest-bearing liabilities to SEK 147.7 million (164.8).

## The Studsvik Share

During the quarter, 693,000 shares were traded, corresponding to almost 9 per cent of the total shares in Studsvik. During the quarter, the maximum price paid for a share was SEK 70.50 and the minimum, SEK 49.20. The opening price at the beginning of the year was SEK 44.00 and the closing price at the end of the third quarter was SEK 67.00, a 52 per cent increase.

## Outlook

The business of the largest SBU in the Group, Industrial Services, is largely seasonal, focusing on the second and third quarter of the year. This is also the case for 2003. The Group as a whole is expected to also report a profit for the fourth quarter. This forecast corresponds to that made in the interim report for January to June 2003.

## Changed Accounting Policies

From 2003, the company is applying the seven new recommendations that enter into force from this year. The new accounting policies have had no impact on the reported financial performance and position. Consequently, the comparative figures for the previous year have not been adjusted.

| **Consolidated Income Statement**<br>Amounts in SEK million | **July-Sep 2003** | **July-Sep 2002** | **Jan-Sep 2003** | **Jan-Sep 2002** | **Full Year 2002** |
|---|---|---|---|---|---|
| Net sales | 304.1 | 250.5 | 832.3 | 743.2 | 1,002.3 |
| Cost of services sold | -234.6 | -199.1 | -636.6 | -591.9 | -773.5 |
| **Gross profit** | **69.5** | **51.4** | **195.7** | **151.3** | **228.8** |
| Selling expenses | -8.5 | -8.4 | -25.8 | -28.8 | -40.5 |
| Administrative expenses | -30.8 | -25.5 | -99.1 | -107.2 | -139.5 |
| Research and development costs | -8.5 | -10.0 | -27.7 | -31.3 | -46.3 |
| Other operating income | 6.1 | – | 7.3 | 0.9 | 0.4 |
| Other operating expenses | 0.2 | – | -0.2 | -0.1 | -2.4 |
| Result from participations in associated companies | 0.3 | 0.7 | 2.3 | 1.6 | 2.3 |
| **Operating profit** | **28.3** | **8.2** | **52.5** | **-13.6** | **2.8** |
| Interest income and other similar profit/loss items | 0.9 | 4.1 | 4.5 | 6.6 | 6.6 |
| Interest expense and other similar profit/loss items | -3.4 | -2.0 | -10.9 | -6.0 | -10.5 |
| **Profit after financial items** | **25.8** | **10.3** | **46.1** | **-13.0** | **-1.1** |
| Tax | -3.6 | -3.4 | -15.6 | -12.9 | -7.5 |
| **Profit for the period** | **22.2** | **6.9** | **30.5** | **-25.9** | **-8.6** |
| Earnings per share before dilution, SEK | 2.73 | 0.86 | 3.76 | -3.19 | -1.06 |
| Earnings per share after dilution, SEK | 2.70 | 0.86 | 3.71 | -3.19 | -1.06 |

| **Condensed Consolidated Balance Sheet**<br>Amounts in SEK million | **September 2003** | **September 2002** | **Full Year 2002** |
|---|---|---|---|
| **Assets** | | | |
| Goodwill | 119.2 | 80.3 | 77.2 |
| Other intangible fixed assets | 9.9 | 12.1 | 11.5 |
| Tangible fixed assets | 498.0 | 627.3 | 598.6 |
| Financial fixed assets | 33.3 | 28.5 | 31.6 |
| Inventories etc | 10.4 | 6.1 | 9.5 |
| Accounts receivable – trade | 204.9 | 115.8 | 155.2 |
| Other current receivables | 104.8 | 113.5 | 57.6 |
| Cash and bank balances | 224.3 | 82.9 | 120.5 |
| **Total assets** | **1,204.8** | **1,066.5** | **1,061.7** |
| **Equity and liabilities** | | | |
| Equity | 533.1 | 467.9 | 466.2 |
| Provisions | 177.9 | 167.9 | 161.0 |
| Long-term liabilities | 219.5 | 191.9 | 189.0 |
| Current liabilities | 274.3 | 238.8 | 245.5 |
| **Total liabilities and equity** | **1,204.8** | **1,066.5** | **1,061.7** |
| **Contingent liabilities*** | **5,6** | **45,4** | **43,2** |

| **Changes in equity**<br>Amounts in SEK million | **September 2003** | **September 2002** | **Full Year 2002** |
|---|---|---|---|
| Equity at the beginning of the period | 466.2 | 551.6 | 551.6 |
| Employee stock options | – | – | 0.7 |
| Net result for the period | 30.5 | -25.9 | -8.6 |
| Change in translation differences | 36.4 | -57.8 | -77.5 |
| Equity at the end of the period | 533.1 | 467.9 | 466.2 |

* The change concerns guarantees which have ceased to apply as a result of the verdict in the arbitration process against Metric Duke.

October 28, 2003

| **Condensed Consolidated Cash Flow Statement**<br>Amounts in SEK million | **September 2003** | **September 2002** | **Full Year 2002** |
|---|---|---|---|
| **Operating activities** | | | |
| Operating profit | 52.5 | -13.6 | 2.8 |
| Depreciation | 68.7 | 71.8 | 95.6 |
| Other non-cash items | 13.4 | -5.8 | -37.6 |
| | **134.6** | **52.4** | **60.8** |
| Financial items, net | -6.3 | 0.7 | -3.9 |
| Tax | -9.5 | -14.6 | -4.4 |
| **Cash flow generated from operations before working capital changes** | **118.8** | **38.5** | **52.5** |
| Working capital changes | -44.6 | -63.7 | -46.6 |
| **Cash flow from operating activities** | **74.2** | **-25.2** | **5.9** |
| **Investing activities** | | | |
| Investments | -97.6 | -39.9 | -53.2 |
| Other changes from investing activities | 17.6 | -16.3 | -2.0 |
| **Cash flow from investing activities** | **-80.0** | **-56.2** | **-55.2** |
| **Financing activities** | | | |
| Employee stock options | – | – | 0.7 |
| Change, borrowings | 20.5 | -91.2 | -85.8 |
| Capital gains on conversion of forward contracts | 88.5 | – | – |
| **Cash flow from financing activities** | **109.0** | **-91.2** | **-85.1** |
| **Change in liquid assets** | **103.2** | **-172.6** | **-134.4** |
| **Liquid assets at the beginning of the year** | **120.5** | **258.0** | **258.0** |
| **Translation difference, liquid assets** | **0.6** | **-2.5** | **-3.1** |
| **Liquid assets at the end of the period** | **224.3** | **82.9** | **120.5** |

| **Financial Ratios for the Group*** <br> Amounts in SEK million | **September 2003** | **September 2002** | **Full Year 2002** |
|---|---|---|---|
| **Operating profit** | | | |
| Operating profit before depreciation | 121.2 | 58.2 | 98.4 |
| Operating profit before amortization of goodwill | 61.6 | -6.2 | 12.7 |
| **Margins** | | | |
| Operating margin before depreciation, % | 14.6 | 7.8 | 9.8 |
| Operating margin before amortization of goodwill, % | 7.4 | neg | 1.3 |
| Operating margin, % | 6.3 | neg | 0.3 |
| Profit margin, % | 5.5 | neg | neg |
| **Profitability** | | | |
| Return on operating capital, % | 13.0 | neg | 0.5 |
| Return on capital employed, % | 10.7 | neg | 1.2 |
| Return on equity, % | 8.1 | neg | neg |
| **Capital structure** | | | |
| Total capital | 1,204.8 | 1,066.5 | 1,061.7 |
| Operating capital | 533.2 | 588.4 | 545.8 |
| Capital employed | 757.5 | 671.3 | 666.3 |
| Equity | 533.1 | 467.9 | 466.2 |
| Net interest-bearing debt | -0.2 | 120.2 | 79.4 |
| Net debt-equity ratio (times) | 0.0 | 0.3 | 0.2 |
| Interest cover | 5.2 | neg | 0.9 |
| Equity-assets ratio, % | 44.3 | 43.9 | 43.9 |
| **Cash flow** | | | |
| Degree of self-financing (times) | 0.8 | neg | 0.1 |
| Investments | 97.6 | 39.9 | 53.2 |
| **Employees** | | | |
| Average number of employees | 1,342 | 1,154 | 1,128 |
| Net sales per employee | 0.8 | 0.9 | 0.9 |

* For definitions, see Studsvik's Annual Report 2002.

| **Data per share**<br>Amounts in SEK | **July-Sep 2003** | **July-Sep 2002** | **Jan-Sep 2003** | **Jan-Sep 2002** | **Full Year 2002** |
|---|---|---|---|---|---|
| Number of shares at the end of the period | 8,114,211 | 8,114,211 | 8,114,211 | 8,114,211 | 8,114,211 |
| Average number of shares | 8,114,211 | 8,114,211 | 8,114,211 | 8,114,211 | 8,114,211 |
| Earnings per share before dilution | 2.73 | 0.86 | 3.76 | -3.19 | -1.06 |
| Earnings per share after dilution | 2.70 | 0.86 | 3.71 | -3.19 | -1.06 |
| Equity per share | 65.70 | 57.67 | 65.70 | 57.67 | 57.45 |

| **Financial data per SBU**<br>Amounts in SEK million | **July-Sep 2003** | **July-Sep 2002** | **Jan-Sep 2003** | **Jan-Sep 2002** | **Full Year 2002** |
|---|---|---|---|---|---|
| **Nuclear Technology** | | | | | |
| Net sales | 58.1 | 59.1 | 217.3 | 242.9 | 323.1 |
| Op profit before amortization of goodwill | 4.9 | -2.8 | 13.1 | 10.3 | 22.5 |
| Operating profit | 4.9 | -2.8 | 13.1 | 10.3 | 22.5 |
| Investments | 15.9 | 19.2 | 34.6 | 32.2 | 37.3 |
| Average number of employees | 202 | 221 | 219 | 222 | 223 |
| **Waste & Decommissioning** | | | | | |
| Net sales | 76.0 | 74.7 | 219.4 | 205.2 | 294.5 |
| Op profit before amortization of goodwill | 10.2 | 12.8 | 31.4 | -4.5 | 7.6 |
| Operating profit | 10.2 | 12.8 | 31.4 | -4.5 | 7.6 |
| Investments | 0.6 | -0.2 | 2.9 | 1.7 | 4.7 |
| Average number of employees | 116 | 54 | 90 | 54 | 54 |
| **Industrial Services** | | | | | |
| Net sales | 170.4 | 119.1 | 407.7 | 316.0 | 412.2 |
| Op profit before amortization of goodwill | 26.6 | 9.4 | 47.5 | 20.0 | 21.9 |
| Operating result | 23.3 | 6.9 | 38.4 | 12.5 | 12.0 |
| Investments | 2.0 | 0.5 | 59.9 | 5.2 | 10.5 |
| Average number of employees | 950 | 832 | 990 | 848 | 820 |
| **Nuclear Medicine** | | | | | |
| Net sales | 5.0 | 3.8 | 17.7 | 14.4 | 20.0 |
| Op result before amortization of goodwill | -3.1 | -3.2 | -8.2 | -8.1 | -11.3 |
| Operating result | -3.1 | -3.2 | -8.2 | -8.1 | -11.3 |
| Investments | – | – | – | 0.1 | 0.1 |
| Average number of employees | 5 | 6 | 5 | 6 | 6 |
| **Net sales per geographical segment** | | | | | |
| Sweden | 94.7 | 78.3 | 252.3 | 236.0 | 305.9 |
| Europe, excl Sweden | 138.2 | 89.8 | 355.8 | 269.8 | 358.4 |
| North America | 65.8 | 71.9 | 197.3 | 187.8 | 276.8 |
| Asia | 3.4 | 9.8 | 22.8 | 47.8 | 55.2 |
| Other markets | 2.0 | 0.7 | 4.1 | 1.8 | 6.0 |
| **Total** | **304.1** | **250.5** | **832.3** | **743.2** | **1,002.3** |

## Forthcoming Financial Information

| | |
|---|---|
| Press release, January-December 2003 | February 23, 2004 |
| Interim report, January-March 2004 | April 22, 2004 |
| Interim report, January-June 2004 | August 17, 2004 |
| Interim report, January-September 2004 | October 27, 2004 |

Nyköping, October 28, 2003

STUDSVIK AB (publ)

On behalf of the Board of Directors

Hans-Bertil Håkansson
President

## For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer, +46 155 22 10 26 or +46 709 67 70 26 (cell phone) or Jerry Ericsson, Chief Financial Officer, +46 155 22 10 32 or +46 709 67 70 32 (cell phone).

See also www.studsvik.se

This interim report has not been reviewed by the company's auditors.

## Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.